Exhibit 99.1

BMO’s Code of Conduct

August 2015

BMO’s Code of Conduct

Table of Contents

Doing What’s Right		2
The Code of Conduct and Our Values		2
Who has to follow the Code of Conduct?		2
If you’re not sure, ask!		2
The Code takes precedence		3
Not following the Code has serious consequences		3
All of us must report actual and suspected breaches of the Code		3
We will not tolerate retaliation		3
Principle 1 — Be honest and respectful		3
1.	Uphold high standards	4
2.	Welcome and support individuals from diverse backgrounds	4
Principle 2 — Be alert to behaviour contrary to the Code		5
1.	Maintain our high ethical standards.	5
2.	Disclosure	5
3.	Speak Up	5
4.	Never retaliate	5
Principle 3 — Be true to the letter and the spirit of the law		6
1.	Anti-corruption and anti-bribery requirements	6
2.	Anti-money laundering and anti-terrorist financing requirements	6
3.	BMO policies	6
4.	Customers	6
5.	Government and legal requirements	7
6.	Investigations, audits and examinations	7
7.	Marketplace competition	7
8.	Personal trading in securities	7
Principle 4 — Be conscientious about security		8
1.	Protect the confidential information of BMO’s customers, suppliers, and fellow employees	8
2.	Meet these requirements	8
3.	Protect BMO systems	9
4.	Respect BMO property	9
5.	Respect intellectual and other property rights	9
Principle 5 — Manage conflicts of interest		10
1.	A potential conflict of interest	10
2.	Be aware of potential conflicts and use good judgment to avoid them	10

BMO’s Code of Conduct

Doing What’s Right

BMO’s success and reputation are built on the trust we’ve earned from the people we work with and the customers we serve. Our reputation is our greatest asset. It is maintained by everyone associated with BMO Financial Group. We are sensitive to the impact our business decisions have on our stakeholders and the communities where we do business, and we are committed to doing the right thing — always. This commitment to corporate citizenship and long-term sustainability is part of who we are, and it is as important to our brand as the products and services we offer.

BMO’s Code of Conduct applies to our Board of Directors and all employees of BMO Financial Group and its direct and indirect subsidiaries around the world.

The approach outlined in this Code of Conduct is not something we aspire to: it is the performance standard we commit to every day. It is our enduring ethical guide — its principles are extremely important, and they are not negotiable.

The Code of Conduct and Our Values

Our Code of Conduct is built upon our values. Together, they underpin everything we do.

•	Integrity: Do what’s right.
•	Empathy: Put others first.
•	Diversity: Learn from difference.
•	Responsibility: Make tomorrow better.

Being BMO sets out:

1.	Our Vision — to be the Bank that defines great customer experience
2.	Our Values — Integrity, Empathy, Diversity and Responsibility
3.	Our Brand Building Blocks — Human, Intuitive and One Bank
4.	Nine Actions that define how we work together
5.	Outcomes we are seeking — Leading engagement, loyalty and growth

Our Code of Conduct (full version begins on page 4) has five principles:

1.	Be honest and respectful.
2.	Be alert to behaviour contrary to the Code.
3.	Be true to the letter and spirit of the law.
4.	Be conscientious about security.
5.	Manage conflicts of interest.

Who has to follow the Code of Conduct?

We all do. Our Code of Conduct (Code) applies to all directors and employees of BMO Financial Group and its direct and indirect subsidiaries around the world (BMO).

If you’re not sure, ask!

Read and understand the Code, as well as the Corporate Policies, Corporate Standards, Operating Procedures and subsidiary policies that interpret and apply it, as they apply to your position. Together, they help us do our jobs effectively and ethically.

BMO’s Code of Conduct

If you have any questions or concerns about a legal, ethical or reputational situation, consult your manager, the Ethics Office, or any of the people or departments listed as Contacts on the Code of Conduct website.

The Code takes precedence

All BMO policies, standards and procedures must be consistent with the Code. If they are not, the Code takes precedence.

Not following the Code has serious consequences

Violating the Code damages our reputation, exposes our business to serious risks, and can lead to legal action. Each one of us will be held accountable if we participate in any violation of the Code. Anyone who violates the Code will face corrective measures, ranging from counselling to termination of employment and legal action. These consequences also apply to anyone who:

•	retaliates against someone who reports a concern under the Code.
•	fails to cooperate with an investigation under the Code.

All of us must report actual and suspected breaches of the Code

We must speak up about actual and suspected breaches of the Code to management or the department responsible for the matter. Principle 2 in this document or the Code of Conduct website explains how to report such concerns.

We will not tolerate retaliation

BMO’s culture is open — this means we are fair, transparent, and accountable. People must be able to voice concerns without fear. We will not permit retaliation against anyone who reports a concern or participates in a process that results from reporting a concern. Retaliation violates the Code, and it is also against the law in some of the jurisdictions in which we operate.

Principle 1 — Be honest and respectful

BMO’s Code of Conduct

Maintain integrity, empathy and responsibility in all our decisions and actions.

Our values guide us beyond the easy thing to do to the right thing to do. They ensure we act with integrity with all of BMO’s customers, employees, suppliers and competitors, as well as any other third party or business partner.

1.	Uphold high standards for how we operate. We must all consider the environmental and social impacts of our decisions. It’s an essential part of upholding our commitment to corporate responsibility.

2.	Welcome and support individuals from diverse backgrounds, perspectives and communities. All of our communications and interactions with our colleagues in the workplace keep should be respectful, professional and in accordance with the Code. Workplace relationships must be kept free of discrimination and harassment.

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Discrimination includes all forms of making a distinction in favour of or against a person based on gender,race, ethnicity, sexual orientation, age, disability and work style , or any other legally protected status.

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Harassment includes bullying and offensive or inappropriate language, as well as unwelcome, intimidating or humiliating behaviour — intentional or not — that could reasonably be seen as demeaning to others and that undermines a safe, comfortable and productive workplace.

BMO’s Code of Conduct

Principle 2 — Be alert to behaviour contrary to the Code

Be alert to possible violations of laws, regulations or the Code. Report concerns immediately to the appropriate people or department.

1.	Maintain our high ethical standards. If you learn of anything that may conflict with the Code, or with any laws, rules, regulations, or BMO policy or procedure, speak up, and be candid. You do not have to be 100% certain of an issue before speaking up.

2.	Disclosure

You have the right to disclose any information that is protected under whistleblower laws, when you are reporting possible violations of laws or regulations or responding to inquiries from, or testifying before, any regulatory authority, governmental agency or self-regulating authority, all without notice to, or consent from, BMO.

3.	Speak Up

To raise a concern, consult your manager or the department listed on the Code of Conduct website. Here are some resources that can help employees with concerns related to the Code:

•	the Ethics Office

•	the AML Office

•	the Anti-Corruption Office

•	Employee Relations

•	the Human Resources Centre

•	Investigative & Security Services Legal & Compliance Groups

•	the Privacy Office

•	BMO’s Ombudsman

If you want to remain anonymous or you are not satisfied after raising a concern under the Code, contact BMO’s Ombudsman, who resolves concerns impartially and quickly.

4.	Never retaliate against anyone who raises a concern related to the Code. Take concerns you receive seriously. Never make anyone feel they were wrong to raise a concern.

BMO’s Code of Conduct

Principle 3 — Be true to the letter and the spirit of the law

Always follow both the letter and spirit of the law.

If following the Code would cause you to violate local law, follow local law. However, if a conflict arises between local custom and the Code, follow the Code. If your business unit or location has policies that are more restrictive than the Code, follow the more restrictive policies.

1.	Anti-corruption and anti-bribery requirements
•	Do not accept or offer bribes or payoffs, and do not engage in other corrupt practices.
•	Follow BMO’s procurement ethics and outsourcing policy practices as part of any sourcing and supplier relationship management activities.
•	Follow BMO’s Anti-Corruption Corporate Standard on offering, giving or receiving gifts, business entertainment or similar types of benefits.
•	Promptly report all suspected corrupt activities, as described in BMO’s Anti-Corruption Corporate Standard.

2.	Anti-money laundering and anti-terrorist financing requirements
•	Comply with regulatory and AML Program requirements on anti-money laundering, anti-terrorist financing and sanctions measures.
•	Collect all required customer information
•	Do not provide financial services or advice contrary to law and AML Program requirements, and do not help customers evade these requirements.
•	Report unusual activities, as described in BMO’s Anti-Money Laundering, Anti-Terrorist Financing and Sanctions Measures Program. Customers must not be told that their activities are being reported.

3.	BMO policies
•	Understand and comply with Corporate Policies, Corporate Standards, subsidiary policies and Operating Procedures or Directives.

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We may monitor personal banking, investment and loan accounts, systems and applications that store and transmit information (servers, networks, email, etc.), as well as personal mobile devices approved for business.

4.	Customers
•	Collect all of the required information to know your customer.
•	Understand our products and services and the rules that apply when you sell them.
•	Consider the interests of our customers and provide them with the information needed to make financial decisions that are right for them.

BMO’s Code of Conduct

5.	Government and legal requirements
•	Comply with governmental, legal and regulatory requirements and industry standards for each place BMO operates.
•	Meet all of our contractual, legal and regulatory obligations.
•	Do not engage in financial crime or misappropriation — including embezzlement, kiting, float creation or other improper use of funds, property or other assets. Do not help others do these things.

6.	Investigations, audits and examinations
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Refer requests for information from external investigators, regulators and auditors to the right people. Use the directory on the Code of Conduct website if the request doesn’t identify a specific person.

•	Cooperate fully with investigations, audits, examinations and reviews by BMO, governments, regulators and law enforcement agencies.
•	Do not frustrate, circumvent inquiries or make false or misleading statements.
•	Comply with any notice to preserve records — that is, written requests with instructions to keep records that may be needed for an investigation or legal action.
•	Do not retaliate (or threaten to retaliate) against anyone for cooperating with, or giving information to, investigations, audits, examinations or reviews.

7.	Marketplace competition
•	Follow laws about marketplace competition, including marketing and advertising practices.
•	Do not use confidential information improperly.
•	Do not arrange with others that lessen competition.
•	Do not use tied-selling practices, deceptive telemarketing or other improper marketing practices.
•	Never take unfair advantage of anyone through manipulation, concealment, misuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

8.	Personal trading in securities
•	Do not engage in trading activities that abuse or undermine the integrity of the capital markets.
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Do not use inside information or share it with others. Do not trade securities (including BMO securities) based on material, non-public information — that is, information which could have a significant effect on the market price or value of a security if the public were made aware of it. These actions violate securities regulations, as well as, our Code of Conduct.

•	Do not spread rumours to manipulate a security price. Do not engage in market timing of securities and mutual funds.
•	Comply with BMO’s internal trading policies that apply to you.

BMO’s Code of Conduct

Principle 4 — Be conscientious about security

Keep non-public information confidential — including non-public information about BMO’s customers, suppliers and employees. Protect BMO’s systems and other assets from improper use.

1.	Protect the confidential information of BMO’s customers, suppliers, and fellow employees (past, present and prospective). Confidential information means all information that isn’t public. Comply with all laws that restrict using, disclosing, keeping, and allowing access to confidential information.

2.	Meet these requirements:

•	Protect personal information — obey all privacy laws and BMO policies on customer and employee personal information.

•	Protect confidential commercial information – ensure that information that is protected by contractual terms and confidentiality or non-disclosure agreements are managed appropriately.

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Using and disclosing customer and employee information — use and disclose this information only for the specific purpose for which it was given or collected. Unless BMO already has an individual’s consent or the law requires disclosure, always get consent before disclosing an individual’s information. Always follow BMO policy on using or disclosing customer or employee personal information.

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Accessing customer and employee information — access customer and employee information in BMO systems or other media only for legitimate business purposes. Keep customer and employee information strictly confidential and use or disclose it only under the terms of BMO’s policies and procedures.

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Disclosing BMO Information — do not disclose non-public information to anyone except under the terms of BMO’s Disclosure Corporate Policy. Only certain spokespersons are authorized to disclose material information about BMO. Ask authorized spokespersons to respond to any inquiries you receive, including those from the investment community or media.

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Authorized spokespersons must ensure that every public disclosure of BMO information is full, factual, accurate, understandable, timely, objective, relevant, broadly disseminated, and consistent with BMO’s Disclosure Corporate Policy, as well as any legal requirements.

•	Reporting material BMO information — Communicate all developments, facts or changes you are aware of that could reasonably be material to public disclosures of

BMO’s Code of Conduct

BMO information by following the escalation processes detailed in BMO’s Disclosure Corporate Policy.

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Ensuring information security — be alert to external security threats to BMO information and information entrusted to us. Don’t put this information at risk. Maintain information security in our workplace and when working off-site. When using the web, browse safely to protect yourself and BMO against criminals seeking to breach our security. Use email encryption to keep confidential and highly sensitive information secure (i.e., add [Secure] to the subject line) and retain and dispose of information in the correct manner. Follow BMO policy on safeguarding information.

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Managing information — comply with our policies and procedures in order to ensure the accuracy, completeness and proper maintenance of records, data and information BMO owns, creates, collects, uses and manages, in all types of media. You must:

•	Know how long to keep records, especially those for any pending, threatened or foreseeable investigation, audit, regulatory examination or legal proceeding.
•	Remember that others may review any record you create, including email messages.

3.	Protect BMO systems

Protect BMO systems and other assets against improper use, as well as those of BMO’s suppliers.

4.	Respect BMO property

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Use BMO property (such as telephones, voicemail, faxes, computer networks, email and instant and text messaging) only for legitimate business purposes. Keep the nature and extent of any personal use of such property reasonable and consistent with BMO policies, including the Code. Do not install unauthorized software or storage devices on BMO-owned computers and devices.

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Do not use BMO property to transmit, view, generate, print, retrieve, download or store communications that are discriminatory, defamatory, obscene, damaging (such as computer viruses), threatening or harassing. Do not use or distribute material that is inappropriate in a business environment (such as sexually-oriented literature or chain letters).

5.	Respect intellectual and other property rights

Do not duplicate copyrighted material without written the consent of the copyright holders. This includes software; printed, recorded, or broadcast material; and digital media.

BMO’s Code of Conduct

Principle 5 — Manage conflicts of interest

Ensure personal and business affairs do not conflict — or appear to conflict — with BMO’s interests or the interests of BMO’s current or prospective customers, counterparties and suppliers.

1.	A potential conflict of interest:
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when your personal interests impair — or appear to impair — your judgment, loyalty, objectivity or impartiality in dealing with BMO or with prospective or current clients, customers, counterparties or suppliers.

•	where BMO’s interests may be materially opposed to the interests of its clients, customers or counterparties.

2.	Be aware of potential conflicts and use good judgment to avoid them

In addition to information barriers that exist to prevent the inappropriate disclosure of information within and across business groups, employees must ensure that they follow BMO procedures respecting the clear, timely and effective disclosure of potential conflicts of interest. If you learn of a potential, perceived or actual conflict of interest involving you, another employee or BMO, report it promptly to your manager.

The following examples show how some conflicts of interest may arise.

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Gifts, business entertainment, other benefits and payments — do not offer, give or receive gifts, business entertainment, improper payments or other benefits that compromise, or appear to compromise, the recipient’s or donor’s judgment or honest performance of their duties. If you have a question or a concern, get advice from a manager or consult the Anti-Corruption Office.

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Misuse of position — do not use your position or connection with BMO to benefit yourself or people with whom you have a relationship, such as family members, business associates or colleagues. Do not use your position to harm our customers’ interests. Do not use access to BMO information or other assets to personally benefit yourself or people to whom you are connected.

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Not disclosing important information — follow BMO procedures respecting the clear, timely and effective disclosure of potential, perceived, or actual conflicts of interest. Take action to manage the possible effects of any conflict.

•	Outside activities — Before engaging in an activity outside of BMO, such as an ongoing volunteer role, a second job, a personal business, or a treasurer or director position, ensure

BMO’s Code of Conduct

it does not harm our reputation or our customers (for example, ensure the activity does not compete with BMO). Your manager must review and make a decision concerning all outside activities, as described in the Managing Conflicts of Interest Operating Directive. Follow any laws or regulations that restrict or prohibit your activity outside of BMO.

Some examples of outside activities include:

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Community service — BMO and its employees enjoy a long, honourable tradition of active community service. If you take on a role in a religious, educational, cultural, social, charitable or other non-profit entity, you must promptly identify and manage any potential, perceived or actual conflicts with BMO’s interests (for example, if you are a director of a charity that banks with BMO).

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Political participation — if you run for public office, support a candidate who is running for office, or actively advocate for a cause, you must make it clear that the activity is personal and that BMO is not associated with your political views or allegiances. Follow all laws and restrictions on corporate and individual contributions to political parties, public officials, candidates or causes.

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Public expression of personal views — when expressing personal views, make it clear that you are not speaking for BMO. This is especially important for branch or community banking managers who have a public profile as spokespersons for BMO. When offering personal opinions in a public forum, don’t make statements that might discredit BMO or our competitors.

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Serving as a trustee or an executor, or in a similar role, for a non-family member — do not agree to serve (personally) as an executor, administrator, holder of power of attorney, guardian of an estate, conservator, trust protector, investment adviser or trustee of an estate or trust, or in another fiduciary role for a customer or former customer, unless that customer or former customer is a “relative” or “close personal friend”, as defined in the Managing Conflicts of Interest Operating Directive.

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Written, published material and social media — if you write books, articles or letters for publication; run a personal website or blog; or share personal information on a social media platform, you must make it clear that your views and opinions are not BMO’s and ensure that they do no harm to BMO’s interests or reputation. Familiarize yourself with BMO’s policy on social media and any applicable laws before posting on forums, including blogs, wikis, Internet forums or social networks. At a minimum, make it clear that BMO is not associated with your activity. Do not use or refer to customer information, BMO proprietary information, or any element of BMO’s brand, such as BMO’s name, logo or other trademarked or copyrighted material.